Exhibit 99

MEDIA RELEASE

SHAW COMMUNICATIONS COMPLETES FIRST PHASE OF

TOTAL BUSINESS TRANSFORMATION INITIATIVE

•	Total Business Transformation initiative will enable Shaw to be a company that can execute quicker, function more efficiently, and connect Canadians to the world around them better than ever before.

•	Voluntary Departure Program represents first step towards building a streamlined and more agile operating model; 18-month transition period ensures operational stability.

•	Customer service and operational focus remain top priorities as company makes orderly transition to a new service delivery model.

CALGARY, February 15, 2018 – Shaw Communications Inc. today announced the results of its voluntary departure program (“VDP”), the first step in a multi-year Total Business Transformation (“TBT”) initiative, designed to reinvent its operating model to better meet the changing tastes and expectations of consumers and businesses.

“Shaw has built decades of success by being a company that adapts well and shapes its future. We determine how we can improve, choose a path, and act on it. We are making the necessary changes to better serve our customers through a lean, integrated and more agile workforce,” said Jay Mehr, President, Shaw Communications.

Approximately 3,300 employees elected to participate in the VDP, which represents 25% of the company’s total workforce. As anticipated, the majority of employees who have chosen to accept the voluntary departure packages are in areas of Shaw’s business that can be further optimized through the use of technology and a more efficient service delivery model. “The actual uptake falls within scenarios considered and therefore we expect the business to continue to operate in the normal course with no impact on customer experience,” Mr. Mehr said.

As part of the program design, the majority of customer-facing employees (i.e., Customer Care, Retail, Sales) were not eligible to participate in the VDP and – as a key component of the program – Shaw has control over the timing of employee departures across the company to ensure they are actively managed through an orderly transition over the next 18 months.

In connection with various TBT activities to-date, including the VDP, the company expects to incur a restructuring charge of approximately $450 million in the second quarter of fiscal 2018, primarily related to severance and other employee related costs, as well as additional expenses associated with the TBT initiative. The anticipated annualized savings, which include reductions in operating expenses and capital expenditures (i.e. capitalized labour), related to the VDP is expected to be approximately $225 million, to be fully realized in fiscal 2020. The company expects the savings to be equally weighted between operating expenses and capital expenditures. While the restructuring charge will be recognized in the second quarter fiscal 2018 results, the actual timing of employee payments related to the charge will occur over an 18-month period, starting in April 2018.

“We made the difficult but necessary decision to modernize our wireline and satellite businesses by offering a generous package to those people who helped us build Shaw and chose not to join us in this transformative period of growth,” Mr. Mehr said. “We thank all our employees for the contributions they have made to this organization and we thank each of them for their dedication to our customers.”

The company remains in the early stages of Total Business Transformation and additional details will be provided as progress is made. Specific information regarding the timing of anticipated savings related to the VDP, will be discussed in conjunction with the release of our second quarter fiscal 2018 results on April 12, 2018.

About Shaw

Shaw Communications Inc. is a leading Canadian connectivity company. The Wireline division consists of Consumer and Business services. Consumer serves residential customers with broadband Internet, Shaw Go WiFi, video and digital phone. Business provides business customers with Internet, data, WiFi, digital phone, and video services. The Wireless division provides wireless voice and data services through an expanding and improving mobile wireless network infrastructure.

Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX—SJR.B, SJR.PR.A, SJR.PR.B, NYSE – SJR, and TSXV – SJR.A). For more information, please visit www.shaw.ca.

For investor inquiries, please contact:	For media inquiries, please contact:
Shaw Communications Inc.	Shaw Communications Inc.
Investor Relations	Chethan Lakshman, VP External Affairs
investor.relations@sjrb.ca	(403) 930-8488
www.shaw.ca	chethan.lakshman@sjrb.ca

Caution Regarding Forward-Looking Statements

Statements included in this news release that are not historic constitute forward looking statements within the meaning of applicable securities laws. Such statements include, but are not limited to: statements related to the restructuring charges (related to severance and employee related costs) expected to be incurred and timing of such charges, statements related to the anticipated annual savings related to the VDP (including reductions in operating and capital expenditures), statements related to the impact that the employee exits will have on Shaw’s business operations, and statements related to timing and total savings at the completion of the TBT initiative. These statements are based on assumptions made by Shaw that it believes are appropriate and reasonable in the circumstances, including without limitation, there is no significant market disruption or other significant changes in economic conditions, competition or regulation; the TBT initiative will be completed in a timely and cost effective manner to yield the expected results and benefits; and Shaw is able to complete the employee exits with minimal impact on business operations within the anticipated timeframes and for the budgeted amounts; that Shaw’s Total Business Transformation initiative will result in a leaner, more integrated and agile company improving efficiencies and execution to better meet its consumers’ needs and expectations (including the products and services offered to its customers). Undue reliance should not be placed on any forward-looking statement. Many factors, including those not within Shaw’s control, may cause actual results to be materially different from the views expressed or implied by such forward-looking statements, including but not limited to: general economic, market and business conditions; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; industry trends, technological developments, and other changing conditions in the entertainment, information and communications industries; Shaw’s ability to execute its strategic plans and capital projects; Shaw’s ability to close any transactions; Shaw’s ability to achieve cost efficiencies; technology, cyber security and reputational risks; opportunities that may be presented to and pursued by Shaw; changes in laws, regulations and decisions by regulators that affect Shaw or the markets in which it operates; Shaw’s status as a holding company with separate operating subsidiaries; and other factors described in Shaw’s 2017 Annual Report under the heading “Known events, trends, risks and uncertainties.”

The foregoing is not an exhaustive list of all possible factors. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein.

This news release provides certain future-oriented financial information as Shaw believes that certain investors, analysts and others utilize this and other forward-looking information in order to assess Shaw’s expected operational and financial performance and as an indicator of its ability to service debt and pay dividends to shareholders. Such financial information may not be appropriate for this or other purposes.

Any forward-looking statements contained herein speak only as of the date of this news release. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.